Exhibit 99.1

Canaan Inc. Provides December 2025 Bitcoin Production and Mining Operation Updates

Deployed hashrate up 82% year-over-year, significantly outpacing network growth

Cryptocurrency treasury reaches record highs of 1,750 BTC and 3,951 ETH

Installed power capacity exceeded 250 MW globally

SINGAPORE, January 14, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending December 31, 2025.

Management Commentary

“We closed 2025 with solid bitcoin production and continued growth in deployed hashrate, despite a challenging yet evolving macroeconomic environment at the year-end,” said Nangeng Zhang, chairman and CEO of Canaan. “As of December, our operating hashrate increased by 61% year-over-year, while installed hashrate grew by 82%, materially outpacing the global Bitcoin network’s approximately 34% hashrate growth* over the same period. Against the fluctuations in mining economics, our team executed efficiently, delivering 86 BTC and expanding deployed hashrate to 9.91 EH/s, with an operating hashrate of 7.65 EH/s by month-end. In aggregate, we ended the year with 1,750 BTC and 3,951 ETH, highlighting our strong operational execution and our disciplined treasury management.”

“During the recent pullback in network hashprice, we prioritized fleet operations optimization, miner efficiency, and continuing expansion of installed power capacity across our global sites. By month-end, our global average miner efficiency improved to 24.3 J/TH and installed power capacity increased to 250.4 MW, solidifying our foundation for future growth.”

“As we enter 2026, we are encouraged by improving market conditions and remain confident in bitcoin’s long-term potential. We believe that bitcoin will become increasingly integrated with the global energy landscape. Consistent with this view, we are advancing the convergence of mining and energy solutions through targeted energy-efficiency initiatives, while supporting greater network resilience by empowering individuals to participate in the network building through multi-functional home-use mining machines. These efforts are intended to strengthen network decentralization, enable practical energy reuse, and reinforce bitcoin’s long-term resilience, while supporting the Company’s sustainable growth strategy.”

* Source: TheMinerMag online, January 8, 2026.

2025 Full-Year Treasury Activity Highlights

Throughout 2025, Canaan’s treasury strategy remained focused on operational reinvestment and reserve scaling. During the year, the Company added 1,091 BTC through mining operations and 128 BTC through market purchases. These inflows were partially offset by 776 BTC deployed for power-related expenditures. In addition, the Company received 13 BTC from sales-related income and 0.83 BTC in interest income. Collectively, these movements brought the Company’s bitcoin holdings to 1,750 BTC as of December 31, 2025, a 35% increase from 1,293 BTC as of December 31, 2024.

Meanwhile, the Company’s ETH holdings increased from 3 ETH as of December 31, 2024, to 3,951 ETH as of December 31, 2025. This increase was primarily driven by the acquisition of 3,931 ETH from the conversion of stablecoins received by the Company from machine sales, with an additional 17 ETH received from sales-related inflows.

Overall, these results underscored the Company’s disciplined treasury approach, active balance sheet management, and long-term belief in the value of digital assets as part of its corporate asset base. The year-end cryptocurrency positions mark a new historical high for Canaan, providing financial flexibility and a strong foundation for future initiatives.

December 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	86 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,750 BTC 3,951 ETH
Month-End Deployed Hashrate (EH/s)	9.91 EH/s
Month-End Operating Hashrate (EH/s)	7.65 EH/s
Month-End Average Revenue Split[2]	57.5%
Average All-in Power Cost During the Month[3]	US$0.043/kWh

December 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	19.4 J/TH	29.0 J/TH	24.3 J/TH
Month-End Installed Power Capacity	92.9 MW	157.5 MW	250.4 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its Balance Sheet, including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of December 31, 2025)：
Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	9	7.65 EH/s	9.91 EH/s	0.77 EH/s	10.68 EH/s
America	4	3.78 EH/s	4.79 EH/s	0.32 EH/s	5.11 EH/s
Canada	1	0.00 EH/s	0.00 EH/s	0.16 EH/s8	0.16 EH/s
Ethiopia	2	3.76 EH/s	4.99 EH/s	0.29 EH/s	5.29 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0 EH/s	0.08 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline.

5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.

6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.

7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

8.	Equipment is in transit to the gas-to-computing pilot project site in Canada.

Recent Corporate Updates:

Renewed US$30 Million Share Buyback Program

On December 17, 2025, the Company announced that its board of directors approved the renewal of a share repurchase program authorizing the buyback of up to US$30 million of its outstanding American depositary shares or Class A ordinary shares over a 12-month period beginning December 12, 2025, reflecting management’s confidence in the Company’s financial position and long-term growth relative to market pricing.

Expanded Energy Efficiency Initiatives with 3 MW Compute Heat Recovery Proof-of-Concept

On January 6, 2026, the Company announced a 3.0 MW proof-of-concept project in Manitoba, Canada, to recover heat from an Avalon computing system and utilize it as a supplemental source for greenhouse operations. The project aims for 95% uptime and an estimated approximately 90% capture and transfer of electricity consumed by the computing servers for supplemental heating, demonstrating the Company’s role at the forefront of monetizing thermal output from specialized computing infrastructure.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

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Public Relations Contact

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